COMMENTS RECEIVED ON NOVEMBER 14, 2011

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 73

1. "Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requested that the second and fourth paragraphs be removed.

R: We believe the information in the second and fourth paragraphs is consistent with the purchase and sale information required by Item 6(a) and 6(b). Accordingly, we have not removed disclosure.

2. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff raised a number of questions about the Cayman subsidiary and requested that we make representations regarding the Subsidiary.

R: Fidelity Commodity Strategy Central Fund's wholly-owned subsidiary is similar to the wholly-owned subsidiary formed for Fidelity Global Strategies Fund, which we recently discussed with the Staff in July 2011. Similar to the wholly-owned subsidiary formed for Fidelity Global Strategies Fund, as well as the wholly-owned subsidiaries formed for each of Fidelity Commodity Strategy Fund, Fidelity Series Commodity Strategy Fund, and Select Gold Portfolio, the wholly-owned subsidiary Fidelity formed for Fidelity Commodity Strategy Central Fund allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). This structure is consistent with structures being employed by competitor funds as well as the Fidelity funds named above. Commodity Strategy Central Fund's subsidiary will be treated like the subsidiaries of these other Fidelity funds (including look-through compliance monitoring for 1940 Act purposes and financial statement consolidation). The fund is limited to investing 25% of its assets in its wholly owned subsidiary. Fidelity's no-action letter regarding consolidation of the financial statements of a fund and its wholly owned subsidiary has been provided to the Staff previously. A consent to service of process and to the examination of the subsidiary's books and records was filed as an exhibit to Fidelity Garrison Street Trust's Amendment #73 on September 29, 2011. Other compliance- and operations-related matters have previously been discussed with the Staff, including in the context of Select Gold's subsidiary during a phone call with Christian Sandoe in April 2008. Please let us know if the Staff would like to schedule another conference call with Fidelity representatives to again discuss these matters.

3. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff questioned what the fund's basis is for treating Subsidiary income as "good income" under Sub-chapter M, given that the IRS has stopped issuing private letter rulings. The Staff also asked that we provide tax risk disclosure regarding the risk that the CFTC is revisiting the need for such funds to register as commodity pools.

R: We do not believe that the fund is impacted by the IRS' current suspension. The IRS has not made any statements that would lead us to believe that using the CFC structure does not produce good income or that it will issue guidance that would significantly alter the fund's use of the CFC. In addition, we do not think the CFTC's current review of CPO registration would impact tax risk. Rather, if the CFTC adopts rule changes, it could potentially impact the adviser's registration status with the CFTC. Further, we call the Staff's attention to the risk disclosure under the heading "Subsidiary Risk" in the "Investment Details" section, which addresses the risk that Cayman or US law could change, meaning the fund and/or the Subsidiary might not be able to operate as described.

4. "Investment Details" (Part A of the Registration Statement)

"Description of Principal Security Types"

"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security, commodity, or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff questioned whether a fixed or variable rate is used on this side of the swaps.

R: For specific information on the individual swap transactions in which the fund was invested as of its most recent fiscal year, we direct the Staff to the fund's N-CSR filing made on September 26, 2011.

5. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The Staff requested that we add derivatives risk to the "Principal Investment Risks" section.

R: We call the Staff's attention to the "Leverage Risk" and "Commodity-Linked Investing" disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section. Because we believe that the disclosure in this section appropriately discloses the fund's principal investment risks, we have not added disclosure.

6. "Trustees and Officers" (Part B of the Registration Statement)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

7. "Trustees and Officers" (Part B of the Registration Statement)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years are disclosed.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.